Exhibit 99.1

LuxExperience has reached an agreement to sell the set of assets powering THE OUTNET platform (“THE OUTNET Assets”) presenting a tailored solution for THE OUTNET that also accelerates the transformation of LuxExperience

•	THE OUTNET Assets to be transferred will include the relevant brand rights, customer data, full inventory and the US distribution center as well as required work-force in the US and the UK employees

•	A Cash consideration of USD 30 million is paid for THE OUTNET Assets, which is subject to adjustment based on inventory levels at closing, and for a certain period after closing LuxExperience will provide certain operational and IT services all priced at cost level

•	LuxExperience will continue its commercial relationship with THE OUTNET also after closing of the transaction

•	Transaction is expected to enable THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model

•	The divestment of THE OUTNET Assets allows LuxExperience to focus off-price resources on its YOOX business and accelerate the overall transformation plan in regards to an efficient infrastructure platform for NET-A-PORTER and MR PORTER

•	Closing of the transaction is expected in Q1 2026, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing

MUNICH, Germany (October 31, 2025) – Today, LuxExperience B.V. (NYSE:LUXE), the leading digital, multi-brand luxury group and The O Group LLC announced that they have entered into a binding agreement for LuxExperience to sell the set of assets powering THE OUTNET platform.

Transaction Rationale

THE OUTNET operates as the online destination for luxury fashion from previous seasons with Net Sales of €260 million in fiscal year 20251. Founded in London in 2009, THE OUTNET has since then offered customers unrivalled access to expertly curated, past-season luxury fashion at exceptional prices. LuxExperience recently acquired THE OUTNET as part of the former YOOX NET-A-PORTER business, which together with YOOX forms its off-price segment. Shareholders of The O Group LLC include Joseph Edery and Timeless Group of Companies CEO Ritesh Punjabi, which both are renowned experts in luxury fashion.

The transaction is intended to unlock an optimal solution for THE OUTNET, which is expected to allow it to achieve its full potential under a renewed independent, stand-alone business model. As part of the transfer of THE OUTNET assets, LuxExperience will transfer the brand rights, customer data, full inventory and the US distribution center as well as required work-force in the US and the UK employees.

1 FY 25 Net Sales number from July 2024 to June 2025 is illustrative as if THE OUTNET was part of the LuxExperience Group for the full period presented.

The divestment of THE OUTNET assets is a strategic step in line with LuxExperience's transformation plan announced in May 2025 that includes the simplification of its operating model by reducing complexity and is intended to allow the leading digital, multi-brand luxury group to completely focus its off-price resources on regaining growth and financial strength for its YOOX business. In addition, it is also expected to allow LuxExperience to accelerate the overall transformation plan in regards to an efficient infrastructure platform for NET-A-PORTER and MR PORTER.

Michael Kliger, Chief Executive Officer of LuxExperience, said, “We are very pleased that we have found the optimal solution both for THE OUTNET and for our Group. The transaction will allow THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model. LuxExperience will fully focus its resources in off-price on creating the lean operating model required for YOOX in order to regain growth and financial strength. In addition, it will also allow us to accelerate the overall transformation plan in regards to an efficient infrastructure platform for NET-A-PORTER and MR PORTER.”

Financial consideration and material terms

The transaction includes a cash consideration of USD 30 million for the assets powering THE OUTNET platform. Closing of the transaction is expected to occur in the first quarter of calendar year 2026, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing. LuxExperience will continue its commercial relationship with THE OUTNET also after closing of the transaction and for a certain period after closing LuxExperience will provide certain operational and IT services all priced at cost level.

ABOUT LUXEXPERIENCE:

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX and THE OUTNET, jointly comprising the off-price segment of LuxExperience, are the leading destinations for multi-brand off-season online luxury shopping. The NYSE listed group operates in key markets worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contacts LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com	Media Contacts for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements relating to LuxExperience’s current expectations and projections relating to the recently completed YNAP acquisition and the operation of the combined companies; our ability to execute our business model and our business strategy. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements contained in this press release involve risks, uncertainties (many of which are beyond LuxExperience’s control) and assumptions, and you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. LuxExperience believes these factors include, but are not limited to: the risk that the divestment of THE OUTNET requires significant time and energy from LuxExperience’s management team or employees that distracts them from LuxExperience’s other operations; the risk that unexpected obligations, liabilities or complications may arise in connection with the divestment, including as a result of the transition services agreement; the risk that problems may arise in successfully integrating the businesses of YNAP into LuxExperience, including with respect to realizing the technological synergies associated with the YOOX business, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, LuxExperience’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

LuxExperience undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, LuxExperience’s results could differ materially from the results expressed or implied by the forward-looking statements it makes. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent LuxExperience’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect LuxExperience’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com

Source: LuxExperience B.V.